

March 7, 2012

Via E-mail
Mr. George R. De Heer
Chief Financial Officer
Universal Insurance Holdings, Inc.
1110 W. Commercial Blvd., Suite 100
Fort Lauderdale, FL 33309

  Re: **Universal Insurance Holdings, Inc.**
    Form 10-Q for the Quarterly Period Ended September 30, 2011
    Filed November 8, 2011
    File No. 001-33251

Dear Mr. De Heer:

  We have limited our review of your filing to the issue we have addressed in our comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

  After reviewing the information you provide in response to this comment, we may have additional comments and/or request that you amend your filing.

Note 14. Subsequent Events, page 26

1. Please tell us the business purpose of your reinsurance arrangements with T25. In your response, please address why you annually commute the contract and enter into a new contract and discuss any additional requirements you could have to fund T25 in the event that losses exceed the amount of collateral in the trust. Also, tell us the effect of this agreement on your financial position, results of operations, cash flows and liquidity. In addition, please tell us why you do not believe the restricted cash should be classified in your condensed consolidated balance sheet outside of cash and cash equivalents. Consider, as necessary, proposing disclosure to be included in applicable sections of future filings to clarify the nature, purpose and effects of this arrangement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 if you have questions regarding this comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant